UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Creation of a Direct Financial Obligation

On March 11, 2013, Nautilus Marine Acquisition Corp. (the “Company”) issued a convertible promissory note (the “Note”) memorializing a loan (the “Loan”) in the principal amount of $10,000,000 from Mezzanine Financing Investment III Ltd., an existing stockholder of the Company (the “Lender”).  The Loan was funded in full on March 12, 2013.

The Loan is unsecured and matures on March 8, 2014 (the “Maturity Date”) unless earlier converted into shares of the Company’s common stock (the “Common Stock”) as provided for in the Note, and bears simple interest at a rate of 10.0% per annum.  Interest on the Note is due on the Maturity Date.  The Loan may be prepaid, in whole or in part, at any time and without penalty.

The Note is convertible into shares of the Common Stock at a conversion price of $3.21 per share, subject to any applicable stockholder approval required under law or pursuant to the rules of the Nasdaq Capital Market.  The conversion price of the Note is subject to adjustment for stock dividends, stock splits, recapitalizations, combinations, reclassifications and similar events.

The Loan is subordinated to the Company’s and its subsidiaries’ existing bank debt and other debt financing.  The Note includes standard events of default including non-payment of the principal or accrued interest due on the Note.  Upon an event of default, the Lender may declare all obligations under the Note to be immediately due and payable.

The foregoing description of the Loan and the Note does not purport to be complete and is qualified in its entirety by reference to the complete text of the Note, which is filed as Exhibit 99.1 hereto, and which is incorporated herein by reference.

Exhibit

99.1	Convertible Promissory Note in favor of Mezzanine Financing Investment III Ltd., dated March 11, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

NAUTILUS MARINE ACQUISITION CORP.

March 15, 2013	By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Co-Chief Executive Officer